Mail Stop 6010

May 31, 2006

Via U.S. Mail and Facsimile (203) 265-8628

Diana G. Reardon
Senior Vice President and Chief Financial Officer
Amphenol Corporation
358 Hall Avenue
Wallingford, Connecticut 06492

      Re: **Amphenol Corporation**
                Form 10-K for the fiscal year ended December 31, 2005
                Filed March 16, 2006
                Amendment 1 to Form 10-K filed March 22, 2006 and Amendment 2
                to Form 10-K filed March 24, 2006
                File No. 001-10879

Dear Ms. Reardon:

We have reviewed your filings and have the following comment. We have limited our review of your filings to the issue we have addressed in our comment. Where indicated, we think you should amend your future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspects of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment 1 and 2 to the Form 10-K for the fiscal year ended December 31, 2005

Item 8. Financial Statements and Supplementary Data

1.   We note that you amended your Form 10-K to include the audit report with the appropriate signature. Please file an amendment that includes the entire section of Item 8 as required by Regulation S-X.

       As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Praveen Kartholy at (202) 551-3778 or me at (202) 551-3676 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Brian Cascio
Accounting Branch Chief